Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive Suite 1601 Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

September 12, 2017

VIA EDGAR

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Ms. Dobelbower:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”), which you conveyed to us via telephone on August 1, 2017 regarding post-effective amendment no. 611 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 612 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”) (the “Amendment”). The Amendment was filed on June 16, 2017 to register six new series of the Trust: the PowerShares PureBetaSM MSCI USA Portfolio; PowerShares PureBetaSM MSCI USA Small Cap Portfolio; PowerShares PureBetaSM FTSE Developed ex-North America Portfolio; PowerShares PureBetaSM FTSE Emerging Markets Portfolio; PowerShares PureBetaSM US Aggregate Bond Portfolio; and PowerShares PureBetaSM 0-5 Yr US TIPS Portfolio (each a “Fund” and collectively the “Funds”).

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. In addition, we hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

September 12, 2017

All Funds

1. Comment:	In the section “Summary Information—Principal Investment Strategies,” please explain the meaning of “PureBeta,” as used in each Fund’s name. Such explanation should indicate that the meaning of “pure” does not imply that the strategy or performance will be without errors, poor results or other negative outcomes. Please also explain if “PureBeta” is meant to suggest that the Fund’s return will be identical to the returns of its corresponding index.

Response:	The term “PureBeta” is used to describe the construction methodology for each Fund’s Underlying Index, which is market-capitalization weighted. The market-capitalization weighted methodologies for the Underlying Indexes are in contrast to the “smart beta” indexes for other PowerShares ETFs. Smart beta indexes are constructed using methodologies that rely on an alternative weighting of underlying index components or that measure factors such as volatility, quality, value or size. Use of PureBeta in the Funds’ names is intended to distinguish these Funds from PowerShares smart beta ETFs to avoid market confusion. The Underlying Indexes for the Funds will use methodologies that are distinct from the underlying indexes for the other PowerShares ETFs and the Funds will be priced substantially lower than the other PowerShares ETFs to correspond to the different methodologies. Accordingly, the Funds believe that the use of the term “PureBeta” to connote a market-capitalization weighted methodology and to distinguish the Funds from other PowerShares ETFs is appropriate.

To address the staff’s comment, the Funds will include the following disclosure in the “Principal Investment Strategies” section of each Fund’s summary:

For the avoidance of doubt, “PureBeta” refers to the market-capitalization weighted methodology of the Fund’s Underlying Index. It does not refer in any way to the purity or absence of errors or flaws of the market-capitalization weighted methodology of the Underlying Index or of the Fund in seeking to track the investment results of the Underlying Index.

2. Comment:	If a Fund will use derivatives to track its Underlying Index, please add corresponding disclosure in the section “Summary Information—Principal Investment Strategies” for that Fund. In addition, please disclose any principal risks associated with the use of derivatives.

Response:

We confirm that, at this time, no Fund will use derivatives as a principal investment strategy in attempting to track its respective Underlying Index, and therefore, we have not included any such disclosure in a Fund’s summary prospectus. If, however, at any time, the Funds’ portfolio managers determine to

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

September 12, 2017

use derivatives or other instruments to track its Underlying Index, the Funds will include appropriate disclosure in the prospectus and statement of additional information prior to using such derivatives or other instruments.

3. Comment:	In the section “Summary Information—Principal Investment Strategies,” disclose whether any Fund’s Underlying Index (and therefore, the Fund) will be concentrated in a particular industry as of the date of the prospectus. If so, please disclose information related to that industry concentration and the associated risks.

Response:	We confirm that, as of August 17, 2017, no Underlying Index (and therefore no Fund based on such Underlying Index) will be concentrated in a particular industry. The Funds will monitor allocations to particular industries for potential future disclosure implications going forward.

4. Comment:	In the section “Summary Information—Principal Investment Strategies,” please revise the disclosure to indicate that each Fund follows a passive strategy designed to track an index.

Response:	The registrant notes that the disclosure in the summary strategy for each applicable Fund already states that such Fund will invest at least 80% (for fixed income funds) or 90% (for equity funds) of its total assets in the components of its respective Underlying Index. Additionally, the disclosure in the summary section of certain Funds indicates that such Fund follows a passive investing strategy by stating that the Fund generally invests in all of the securities comprising its Underlying Index in proportion to their weightings in the Underlying Index. Furthermore, the Funds note that the statutory prospectus includes the disclosure requested by the Staff. Therefore, the Funds believe the disclosure related to the Funds’ passive strategy is sufficient and does not believe that additional disclosure is necessary at this time.

5. Comment:	In the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies,” paragraph one indicates, “[e]ach Fund seeks to have a tracking error of less than 5% measured on a monthly basis over a one-year period by taking the standard deviation of the difference in the Fund’s returns versus the Underlying Index’s returns.” Please confirm this is consistent with the Funds’ use of the term “PureBeta.”

Response:

We confirm that the disclosure the Staff cites is consistent with the use of the term “PureBeta.” As explained in the response to comment no. 1, the term “PureBeta” is a description of the methodology underlying the construction of each respective Underlying Index. That term is unrelated to the concept of

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

September 12, 2017

tracking error, and the use of the term “PureBeta” does not purport to suggest that a Fund will have no tracking error in seeking to replicate the returns of its Underlying Index.

All Funds (except PowerShares US Aggregate Bond Portfolio)

6. Comment:	In the section “Summary Information—Principal Investment Strategies,” please revise the disclosure to specify the criteria utilized by the Index Provider to identify constituents for inclusion or exclusion in each Fund’s Underlying Index.

Response:	The applicable Funds note that the current disclosure appropriately reflects that each Underlying Index is a broad-based index designed to measure all of the eligible securities in a specified universe. The equity Funds note that the disclosures describe the specific types of stocks (e.g., small-, mid- or large-cap) and how the Index Provider determines the eligibility of such stocks. With respect to The BofA Merrill Lynch 0-5 Year US Inflation-Linked Treasury IndexSM, the Fund believes the disclosure setting forth the additional eligibility criteria applied to the universe of TIPS with a remaining maturity of one month to five years in the “Summary Information—Principal Investment Strategies” section appropriately describes the criteria used by the applicable Index Provider. As noted elsewhere in this letter (see responses to comments 1 and 8-11), the disclosure for certain Funds has been enhanced or clarified to indicate the process by which securities’ eligibility for inclusion in an Underlying Index is determined. Therefore, the Funds believe that the broad-based nature of each Underlying Index, as well as the existing disclosure describing such indices (including as clarified or enhanced as noted herein), is sufficiently clear regarding how constituents are identified for inclusion in an Underlying Index.

PowerShares PureBeta FTSE Emerging Markets Portfolio, PowerShares PureBeta US Aggregate Bond Portfolio and PowerShares PureBeta 0-5 Yr US TIPS Portfolio

7. Comment:	For Funds that utilize a sampling strategy, in the section “Summary Information—Principal Investment Strategies,” please add disclosure to describe what a sampling strategy entails.

Response:	The applicable Funds note that the disclosure in the summary strategy for such Funds states whether the Fund employs a sampling methodology and indicates that such Fund’s use of a sampling methodology means that it will not invest in all of the securities that comprise an Underlying Index. Further, the statutory prospectus includes additional disclosure describing the sampling strategy. Therefore, the Funds believe that the sampling strategy is sufficiently disclosed and does not believe that additional disclosure is necessary at this time.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

September 12, 2017

PowerShares PureBeta MSCI USA Portfolio and PowerShares PureBeta MSCI USA Small Cap Portfolio

8. Comment:	Please clarify the basis for using “USA” in the name of the Funds. Rule 35d-1(a)(3)(i) under the 1940 Act requires that funds with names suggesting investment in certain countries have an 80% policy to invest in securities that are tied economically to the particular country or geographic region suggested in the name. Currently, the disclosure in the prospectus does not indicate the specific criteria used to determine that the portfolio securities are tied economically to the United States. Please revise accordingly.

Response:	Each applicable Fund notes that the disclosure indicates that the Underlying Index for such Fund is designed to measure the overall performance of the U.S. equity market and is comprised of equity securities listed on stock exchanges in the United States. Notwithstanding the foregoing, in response to the Staff’s comment, each Fund has revised the first paragraph in the information about the construction of its Underlying Index as follows:

MSCI USA Index (PowerShares PureBetaSM MSCI USA Portfolio)

The MSCI USA Index is designed to measure the performance of the large- and mid-capitalization segments of the U.S. equity market. Securities eligible for inclusion in the Underlying Index include all ~~listed~~ equity securities of ~~U.S.-incorporated~~ companies listed on the New York Stock Exchange (“NYSE”), NYSE Arca, Inc. NYSE MKT LLC, and the NASDAQ Stock Market LLC (except for investment trusts other than Real Estate Investment Trusts (“REITs”), preferred REITs, mutual funds, equity derivatives, limited partnerships, LLCs and business trusts that are structured to be taxed as limited partnerships, and royalty trusts) provided that such companies file a financial report with the SEC and four of the following five variables do not indicate that the company should be classified in a different country: operations, revenues, headquarters, management and shareholder base. The Index Provider constructs the Underlying Index using the MSCI Global Investable Market Indexes methodology, which involves: (i) defining the equity universe; (ii) determining the market investable equity universe for each market; (iii) determining market capitalization size segments for each market; and (iv) applying index continuity rules for the MSCI Standard Index.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

September 12, 2017

MSCI USA Small Cap Index (PowerShares PureBetaSM MSCI USA Small Cap Portfolio)

The MSCI USA Small Cap Index is designed to measure the performance of the small-capitalization segments of the U.S. equity market. Securities eligible for inclusion in the Underlying Index include all ~~listed~~ equity securities of ~~U.S.-incorporated~~ companies listed on the NYSE, NYSE Arca, Inc. NYSE MKT LLC, and the NASDAQ Stock Market LLC (except for investment trusts other than REITs, preferred REITs, mutual funds, equity derivatives, limited partnerships, LLCs and business trusts that are structured to be taxed as limited partnerships, and royalty trusts) provided that such companies file a financial report with the SEC and four of the following five variables do not indicate that the company should be classified in a different country: operations, revenues, headquarters, management and shareholder base. The Index Provider constructs the Underlying Index using the MSCI Global Investable Market Indexes methodology, which involves: (i) defining the equity universe; (ii) determining the market investable equity universe for each market; (iii) determining market capitalization size segments for each market; and (iv) applying index continuity rules for the MSCI Standard Index.

PowerShares PureBeta MSCI USA Small Cap Portfolio

9. Comment:	Please add disclosure indicating what market-capitalization the Index Provider uses to define “Small-cap” for its selection of companies in the Fund’s Underlying Index.

Response:	The Fund notes that its reference to the Underlying Index is an appropriate definition of “small-cap” as set forth in the Frequently Asked Questions about Rule 35d-1. Notwithstanding the foregoing, the Fund will revise the disclosure in the “Summary Information—Principal Investment Strategies” section as follows:

As of August 31, 2017, the Underlying Index was comprised of 1,828 common stocks that represent the bottom approximately 14% of equity securities listed on stock exchanges in the United States, ranked by free float-adjusted market capitalization.

PowerShares PureBeta FTSE Emerging Markets Portfolio

10. Comment:	Please add disclosure indicating what market-capitalization the Index Provider uses to define “Large-cap” and “Mid-cap” for its selection of companies in the

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

September 12, 2017

Fund’s Underlying Index with respect to emerging market countries, which may have different classifications than companies in developed countries.

Response:	In accordance with the Staff’s comment, the Fund will revise the disclosure in the “Summary Information—Principal Investment Strategies” section to add the following sentence:

The Index Provider defines the large- and mid-capitalization segments as approximately the top 90% of the eligible universe.

PowerShares PureBeta US Aggregate Bond Portfolio

11. Comment:	In the section “Summary Information—Principal Investment Strategies,” please include the number of component securities, or a range of the number of component securities, in the Fund’s Underlying Index.

Response:	In accordance with the staff’s comment, the Fund will revise the disclosure in the “Summary Information—Principal Investment Strategies” section to include the number of component securities in the Fund’s Underlying Index.

***

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Abigail Murray, Senior Counsel at Invesco, at (630) 315-2349 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Anna Paglia, Esq.

Abigail Murray, Esq.

Alan Goldberg, Esq.

Eric Purple, Esq.